May 10, 2010

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Pitney Bowes Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed February 26, 2010
File No. 001-03579

Dear Mr. Gilmore:

Pitney Bowes Inc. (the “Company”) is submitting the following response to the staff’s comment letter dated April 27, 2010, addressed to Mr. Murray D. Martin and relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009 and filed on February 26, 2010. In preparing our response, we have utilized the subheadings and item number references consistent with your letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business, page 3

1.

You disclose on page 4 that you have no significant seasonality relating to your business, yet in your February 4, 2010 earnings call for the fourth quarter of fiscal 2009, management indicated that the company expects a greater percentage of 2010 earnings will occur in the second half of the year, given the seasonality of the business in a more normal economic environment than that of the past couple of years. Please tell us how you concluded that the seasonality of your business, or any individual segment, is not material to an understanding of the company as a whole. See Item 101(c)(1)(v) of Regulation S-K.

Response: In connection with comments made during the February 4, 2010 earnings call, regarding our 2010 guidance, we indicated that a greater proportion of earnings are expected to occur in the second half of the year. This was based on the assumption that business conditions would improve in the second half of 2010 as we return to a more normal economic environment.

While there is some seasonality, the Company did not deem this to be material to an understanding of its business as a whole as defined in Item 101(c)(1)(v) of Regulation S-K.

Over the three and five year periods ended December 31, 2009, the revenue and adjusted earnings of the Company have generally been slightly higher in the second half of the year. However, the Company has not considered this seasonality to be material.

2.

Please clarify your disclosure that you are not dependent upon any one “type of customer” for a significant part of your revenues, in light of management’s statement from your earnings call for the fourth quarter of fiscal 2009 that the company has traditionally generated a little more than 20% of revenues from customers in the financial services industry.

Response: The Company’s financial services statement refers to various customer types, including national and state chartered banks, credit unions, mortgage banks and mortgage brokers, security and commodity brokers, insurance agents, carriers and brokers and bank holding companies. Though one could classify all of these as being in the financial services industry, the Company believes the different nature of these types of businesses do not lend themselves to being classified as a unitary “customer”.

This industry was affected to a greater extent by the recent economic crisis which impacted certain of our businesses in various ways, including delaying capital investment decisions and reducing mail volumes. Given the challenges faced by this industry, the Company provided this information using a broad definition. However, within this industry the number of different types of businesses and customers that the Company has are fairly diverse.

For reasons stated above, the Company does not believe the information is material in the manner customer information may otherwise be significant.

Item 1A. – Risk Factors, page 5

3.

Many of your risk factor headings merely reference a condition or potential development that may impact the company, without referencing the associated risks. Please expand your disclosure to ensure that each risk factor heading adequately describes the specific risk or risks that you are discussing in the text. See Item 503(c) of Regulation S-K.

Response: The Company acknowledges the staff’s comments and will modify its risk factor headings in future filings, as necessary, to ensure that each heading adequately describes the specific risk or risks that it is discussing in the text.

Item 7. – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Restructuring Charges and Asset Impairments

2007 Program, page 20

4.

We note disclosure in your Form 10-K for the fiscal year ended December 31, 2007 regarding your plans to achieve $150 million in pre-tax annual benefits by 2009 from your 2007 restructuring initiatives. Please tell us and consider disclosing in future fillings whether your anticipated cost savings were achieved or are expected to be achieved in later periods. Refer to SAB Topic 5P4.

Response: On November 15, 2007, the Company announced its Transition Initiatives program, targeting to achieve $150 million in pre-tax annual benefits from these initiatives by 2009. The Company also noted that, about half of these benefits would be used to generate new revenue, as well as to improve customer processes and coordinate customer touch points.

The Company has reviewed SAB Topic 5P4 and informs the staff that as of December 31, 2009, the Company has generated over $200 million of annualized pre-tax benefits from this program. These benefits impact various expense lines within the Company’s income statements including the various components of cost of revenue and selling, general and administrative expenses.

Although the Company has made references throughout in its Management’s Discussion and Analysis to the impact of these benefits on the Company’s operating results and individual income statement line items, the Company acknowledges the staff’s comment and will include in future filings, when material, the impacts and trends experienced as a result of its restructuring activities.

Consolidated Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, pages 46-48

5.

We refer to your disclosure on page 14 which indicates that customers have delayed purchases of new equipment and extended their leases on existing equipment due to the global economic conditions. To the extent that these lease extensions relate to your sales-type leases, please tell us how you account for these transactions. Refer to ASC 840-30-35.

Response: The Company accounts for lease extensions and renewals on existing equipment in accordance with the guidelines set forth in ASC 840, Leases. Specifically, the Company accounts for the extensions and renewals of sales-type leases as follows:

-

if a renewal or extension is classified as an operating lease, the existing lease continues to be accounted for until the end of its original term as a sales-type lease, and the renewal or extension is accounted for as an operating lease.

	-	if a renewal or extension that occurs at or near the end of the term of the existing lease is classified as a sales-type lease, the renewal or extension is accounted for as a sales-type lease.

Note 13. Fair Value Measurements

Investment Securities, page 69

6.

We note that the fair value measurements of The Pitney Bowes Bank’s investments are determined by third party service providers, Zions – Liquid Asset Management and Utendahl Captital Management. We also note on page 87 that your real estate investments are valued externally by an independent appraiser. Please describe for us the nature and extent of the independent valuation firms’ involvement in the determination of the fair value of these assets and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding reference to a specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Response: Regarding the Company’s investment securities associated with Pitney Bowes Bank, the Company primarily determines its fair value measurements using a market approach for recurring fair value measurements and the valuation techniques utilize inputs that are observable, or can be corroborated by observable data, in active marketplaces. The

Company’s third party service providers provide us with calculated fair values, which the Company validates through verification procedures such as sampling and additional independent party corroboration.

Regarding the Company’s real estate investments referenced on page 87, these investments represent units in open-ended commingled real estate funds. The external, independent appraisals are coordinated by the real estate funds and the fair values of the funds are communicated to and reviewed by the Company.

The Company notes that the disclosures included were meant to be statements of the Company. As a result, the Company will revise its disclosures to exclude these references to third parties in future filings.

Note 19. Retirement Plans and Postretirement Medical Benefits

Level 3 Gains and Losses, page 88

7.

We refer to the tabular summary of changes in the fair value of the U.S. pension plans’ level 3 assets. Please tell us how you considered the requirement to disclose the actual return on plan assets, separately identifying the amount related to assets still held at the reporting date and the amount related to assets sold during the period. Refer to ASC715-20-65-2 and ASC715-20-50-1-(d)(5)(iv)(2)(A).

Response: The Company believes that it has adequately met the disclosure requirements as described in ASC715-20-65-2 and ASC715-20-50-1-(d)(5)(iv)(2)(A) by separately disclosing the “Realized gains / (losses)” (i.e., assets sold during the period) and “Unrealized gains / (losses)” (i.e., assets still held at the reporting date) by investment type within the “Level 3 Gains and Losses” rollforward table on page 88 of its Form 10-K.

Exhibits 31.1 and 31.2

8.

The language of the certifications required by Rule 13a-14(a) may not be altered in any manner from the form appearing in Item 601(b)(31)(i) of Regulation S-K. In this regard, we note that you have replaced the word “report” with the phrase “annual report” in your certifications. Please confirm that in future filings you will not alter the form of the certifications in any manner from that appearing in Item 601(b)(31)(i) of Regulation S-K.

Response: The Company acknowledges the staff’s comments and will not alter the form of the certifications in any manner from that appearing in Item 601(b)(31)(i) of Regulation S-K in future filings.

*     *     *     *     *     *     *

As requested in your letter, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above comments are responsive to the questions raised by the staff. We would be pleased to answer any further questions on these issues which the staff may have and, if necessary, to meet with them. Should there be any questions, please do not hesitate to call Mary Fragola at (203) 351-6960.

/s/ Michael Monahan

Michael Monahan
Executive Vice President and
Chief Financial Officer

Copies:
Brian Lane – Gibson, Dunn & Crutcher, LLP
PricewaterhouseCoopers LLP